SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 15/19

Medianeira Substation (Lot E) – Start-up Before the Schedule

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that, on this date, it received the Liberation Term for the commercial start-up of the 230kV Medianeira Substation, which makes up lot “E” of the transmission auction 005/2015 and, therefore, started the commercial operation of the project 3 months before the deadline set by Aneel.

100% owned by Copel Get, the SE Medianeira will provide a APR of R$ 13.5 million, equivalent to 11.5% of the total of R$ 117.8 million foreseen for when all the enterprises that compose lot E are 100% in operation.

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	APR¹ (R$ million)	Start up	Concession Expiration
			TL Curitiba Leste - Blumenau					Mar-21
Copel GeT	005/15	Apr-16		PR / SC	189	3	117.8		04.06.2046
			TL Baixo Iguaçu - Realeza					Sep-19
¹ Updated according to Aneel Aproval Resolution No. 2,408/2018 of 06.26.2018. Adjusted for Copel’s stake.

The project aims to meet the growth of energy demand in the region of Foz do Iguaçu, Medianeira and nearby cities in the west of Paraná, which were served at 230 kV almost exclusively by the Foz do Iguaçu Norte substation. The region is characterized by high temperatures and great flow of tourists in the summer months, consequently great demands of energy in these times. In addition to improving the quality and reliability of its service to this region, the new substation will alleviate the 230/138 kV transformations of Cascavel and Foz do Iguaçu, avoiding medium-term overloads, mainly in the Foz do Iguaçu Norte substation. It will also enable the strong expansion of all economic sectors in the region, especially agro-industry.

Curitiba, June 18, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.